Exhibit 99.1

Vantage Corp’s Subsidiary Completes Acquisition of 60% Interest in PJ Marine Shanghai Co., Ltd.

Singapore – March 24, 2026 – Vantage Corp (NYSE American: VNTG) (“Vantage” or the “Company”), a shipbroking company providing comprehensive services including brokerage, consultancy, and operational support in the tanker market, announced the completion of its previously announced acquisition of 60% of the issued share capital of PJ Marine Shanghai Co., Ltd. (“PJ Shanghai”), based in Shanghai, China, through its wholly owned subsidiary, Vantage (BVI) Corporation.

“With PJ Shanghai now officially under the Vantage umbrella, we are excited to aggressively expand our presence in China’s petrochemicals and S&P markets,” said Vantage Corp CEO Andre D’Rozario. “The established on-the-ground operational infrastructure and broker presence in China positions PJ Shanghai to play a pivotal role to enhance PJ Singapore and Peijun Marine’s operational efficiency and overall capabilities. While still in the early stages, we are already seeing encouraging momentum across the Petrochemical segment. The continued integration of the teams at PJ Singapore, Peijun Marine, and now PJ Shanghai is further strengthening our capabilities and positioning us to accelerate growth in this area. As each team becomes fully embedded within Vantage’s operations, we aim to expand our China presence and drive increased deal flow across the S&P segment in the long-term, creating a stronger and more diversified pipeline moving forward.”

About Vantage Corp

Founded in 2012 by five seasoned shipbrokers, Vantage Corp provides comprehensive shipbroking services, including operational support and consultancy services, in the tanker markets, covering clean petroleum products (“CPP”) and petrochemicals, dirty petroleum products (“DPP”), biofuels and vegetable oils. Vantage Corp also has a sales & projects team, a research/strategy team, and an IT team. Vantage over the years has emerged as a trusted intermediary and a pivotal link between oil companies, traders, shipowners, and commercial managers, ensuring smooth logistical flow for cargo deliveries to timely demurrage and claims settlements. Through its 100%-owned subsidiary Vantage (BVI) Corporation, Vantage Corp operates a growing network of regional subsidiaries, including Vantage Shipbrokers Pte Ltd (Singapore), Vantage Nexus Commercial Brokers Co., L.L.C (UAE), PJ Marine Singapore Pte. Ltd., PJ Marine Shanghai Co., Ltd., Peijun Marine Consultant Co., Limited (Hong Kong) and Hadō Pte Ltd (Singapore). Vantage Corp listed on the NYSE American on 12 June 2025. For more information, visit https://www.vantageshipbrokers.com/.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including statements regarding the Company’s future performance, outlook, strategies and general business conditions. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate”, “estimate”, “expect”, “project”, “plan”, “intend”, “believe”, “may”, “will”, “should”, “can have”, “likely” and other words and terms of similar meaning. Forward-looking statements represent Vantage’s current expectations regarding future events and are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those implied by the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and other factors discussed in the “Risk Factors” section of the Company’s annual report on Form 20-F filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

VNTG@gateway-grp.com